Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No. 001-12074
     Stone and PXP will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Stone and PXP are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and PXP and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com. The documents filed with the SEC by PXP may be obtained free of charge from PXP’s website at www.plainsxp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
     Stone, PXP and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and PXP in favor of the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of PXP and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

Plains Exploration
Moderator: James Flores
April 24, 2006
10:00 a.m. EST
OPERATOR: Good morning. My name is Jackie (ph) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Plains Exploration news conference call. All lines have been placed on mute to prevent any background noise. After the speakers remarks, there will be a question and answer period. If you would like to ask a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.
It is now my pleasure to hand the floor over to your host, Scott Winter, vice president of investor relations. Sir, you may begin your conference.
SCOTT WINTER, VICE PRESIDENT, INVESTOR RELATIONS, PLAINS EXPLORATION: Thank you very much. Good morning, everybody. I’ll begin by reminding everybody today that during this call there will be forward looking statements as defined by the Securities and Exchange Commission. These statements are based on our current expectations and projections about future events and involves certain assumptions, known, as well as unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Please refer to our Forms 10-K, 10-Q, and 8-K filed with the SEC for a complete discussion on forward looking statements.
With that, I’ll turn the call over to Jim.
JAMES FLORES, CHAIRMAN, PRESIDENT, AND CEO, PLAINS EXPLORATION: Thanks, Scott, and good morning, everyone. I hope everybody’s seen the press release where we announced the — where we acquired Stone Energy, as well as the elimination of the ‘07 — ‘08 hedges. This is, obviously, a milestone transaction for the company where we’ve taken the view that we are constructive on long term oil prices being somewhere north of $50 a barrel on average from a board of directors standpoint where the hedges in ‘07 and ‘08, we’re going to continue to be restrictive and we were — we are in a position to look at those more as debt than commodity — just commodity transactions. So in looking at it, taking out the ‘07 — ‘08 hedges with debt on a stand alone basis was a doable transaction for us. It put us in a leverage situation and in combining with Stone and using equity in that case on a very accretive basis per share cash flow because we always want to be paid as shareholders, the combination of the two allowed us to really look at a very exciting and dynamic structure of the combined corporation and change — and also a change of strategy.
Heretofore, the strategy has been to continue to look at the operational side very conservatively and mainly talking about out base business in California and be able to scrape off any free cash flow and try to reduce the share count and the leverage of the company, therefore, (INAUDIBLE) shareholder value. This transaction allows us to have tremendously more free cash flow and total cash flow in, not only this year ‘06, but ‘07 and ‘08 compared to what we were having — going to have in any previous models. It also allows us to have geographic diversity of operations so that we have a lot more tools in the box to deliver good operating results and not to be as concentrated as we once were in California.
Obviously, the Rocky Mountains is something that takes time to develop. Stone had done a great job of getting in the Rockies when the Basin acquisition and further add on aspects of their operation really centered around Pinedale and Jonah, which is their largest producing field in the company today. It actually ranks number eighth on our list of large producing fields. So to get a Rocky Mountain business anchored by Jonah and Pinedale with over half a million acres of undeveloped and also in the Middle Bachen (ph) play that’s getting a lot of press from some recent sales and I know an IPO that’s going to be done later this year, from a standpoint of what the value of the Middle Bachen (ph) — we think that’s a play that will mature over time. We can’t speak to it as far as the potential of the company at this point in time, but it’s got enough curiosity to maybe be another foothold area for our company. So the Rockies are very, very interesting to us and we want to be very aggressive in that area as far as capital, as far as developing the Stone portfolio around driving those higher gas volumes and also oil volumes (INAUDIBLE) in Middle Bachen (ph).

The Gulf of Mexico is — gosh, it’s like almost like a high school reunion from a standpoint of looking at the Gulf and properties that I’ve seen for the last 25 — 30 years. I have personally not seen a value opportunity in the Gulf with my conservative view on prices and operations the last few years mainly because it was so efficient. The efficiency of operations being able to get gas and oil on the ground so fast, there was never a wide enough arbitrage to enter the Gulf of Mexico and then, along comes a couple of hurricanes and some other disruption. Stone was producing 270 -280 million a day before the storms and now, they’re about below a third or 35 percent of that and what with a lot of work to do to put it back — to get that type production back on. So we see a lot of growth, if you will, in the Gulf of Mexico off the Stone assets primarily because we’re starting at such a low base. No one would want anything manufactured that way, but the aspect of being in a position where you can enter the Gulf of Mexico with their realizations and understanding that business and they have some great people that work at Stone that have the very difficult job getting the business back up and running. We have an opportunity to really have a very good robust position on the Gulf of Mexico with their existing producing assets.
You add to that what we now know and see internally in the deep water Gulf of Mexico and the production profile we have coming on from the Big Foot discovery and other thoughts we have that we have with all the prospects we’re drilling right now and this summer, by the fall, I think the entire world will understand why the Gulf of Mexico is going to be an important part of this company going forward and will be a tremendous business with long term repeatability and good returns for all the shareholders of Plains. So when you balance that with our big resource potential in California that has continued to produce high value oil in this commodity environment and the amount of free cash flow on the combined basis with realizations that aren’t encumbered with the hedges in ‘07 and ‘08 and we believe at the time of transaction, we’ll have something in the low 50s debt to cap on the balance sheet. I know some people have sent some reports around; I just caution all the analysts applying — this is a complicated transaction, make sure all the boxes and cells are working on their spreadsheet because you miss something, you can end up with a different ratio. But the reason why we did the transactions — one of the big reasons why we did this transaction with equity because it’s so accretive in the out years on a per share basis, because it gives us a strong balance sheet with a lot of free cash flow that will continue to reduce debt and also buying shares. We have no problem buying in shares from a standpoint under the new model that will allow us to even have more free cash flow, not only here in ‘06, but primarily in ‘07 and ‘08 and beyond because our strategy of continuing to layer in floors at $55 will continue to protect the shareholder in case we have the chance to be aggressive and take advantage of another arbitrage situation like this.
Now that’s kind of what it looks like from the PXP perspective and a commentary, I’ve got Dave Welch on the phone, I mean he’s got his views. He — from a standpoint of the value that he’s attained for the Stone shareholders and since the companies are so different, it’s very healthy, I believe, to hear from Dave about his thoughts from the Stone shareholders and what they’ve received, as well. So, Dave, with that kind of intro, would you please comment and then, we’ll come back to me and we’ll go through some more of the mechanics of the transaction?
DAVID WELCH, PRESIDENT, CEO, AND DIRECTOR, STONE ENERGY: OK, Jim. Thank you very much. On behalf of the Stone board, we’re very please that we were able to put Stone and Plains together. This deal has some very key benefits for our shareholders. Our strategy at Stone since I’ve been here has been to diversify the portfolio and add long life onshore reserves to compliment our Gulf of Mexico high rate of return, but shorter life production. Our move into the Rockies and the Williston (ph) was the first part of that strategy and this deal fully accomplishes the diversification for the Stone shareholders immediately as the combination creates a long life predictable expandable reserve base with an (INAUDIBLE) ratio of around 13 years.
The drilling portfolio of the combined companies among the best in the independent peer group, predictable high return projects in California, high impact deep water exploration and development and large emerging gas and oil plays in the Rockies. We believe the combined company can generate sustained production growth for years to come. Because the combined company is 80 percent oil and Plains has removed its hedges and bought a $55 floor, our shareholders will be very leveraged to the upside in oil prices with great protection on the downside for several years. We also are constructive on the long term outlook for crude oil prices.
Plains is a first class company which has delivered great results. We are excited to be part of their team and now, I’d like to just give a special thanks to all the Stone employees who worked so hard to build our company and the optionality that attracted Plains. We’ll be continuing to work and contribute to the Plains effort. We have a great group of people and their dedication and flexibility is greatly appreciated.
Jim, brief note, but back over to you.
JAMES FLORES: Thanks, Dave. Instead of going through the transaction, granularly through the — with statistics and so forth, at this time, Operator, everybody — assume everybody has the release and the press release and we’ll just open it up for questions.
OPERATOR: Thank you. At this time, I would like to remind everyone if you would like to ask a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Once again, ladies and gentlemen, if you do have a question at this time, you may press star then the number one on your telephone keypad. We’ll pause for just a moment more to compile the Q&A roster.
Your first question is from Larry Busnardo of Petrie Parkman.
LARRY BUSNARDO, PETRIE PARKMAN: Hey, good morning, Jim.
JAMES FLORES: Good morning, Larry.
LARRY BUSNARDO: Did you say on the hedges, are they going to be bought back with debt? Is that how you plan to buy those back here initially?
JAMES FLORES: They’re bought back, Larry, and the credit was arranged through our counterparties to where we can either amortize it through our free cash flow or refinance it at some point in time with bank credit or some other finance opportunity. There’s always the bond market and different things. We’re looking at all the finance opportunities.
LARRY BUSNARDO: OK. So but that transaction is already done?
JAMES FLORES: Yes.
LARRY BUSNARDO: OK. Was that a function of doing the Stone acquisition as well? Or could you have waited to do that and say wait for a pull back in, in oil prices? Given $70 plus oil, it would seem to me that it costs more to do them now. I’m just trying to understand why ...
JAMES FLORES: Yes. It cost $300 million to do them nine months ago and they were too expensive. It cost $600 million to do them this time, they’re too expensive. When is that pull back in oil going to come? When is it not going to come from a standpoint of what’s happened? The difference is our revenues are going up at the same point in time and our value is being created in spite of the hedge win by the incremental revenues outside of it. So you just time — you’ve got to do a point in time valuation of the debt and whatever it is, it is from a standpoint. The financial way to do it would be just to lock in — call it debt $600 million then lock in the swap to get your money back and try to make some kind of minor spread. Basically, what we did is pay for the hedges with Stone equity, from that standpoint, that’s accretive with their cash flow in one mindset and still have a financially attractive transaction with appropriate leverage and operationally, we can continue to be aggressive.
So we could have easily bought out the hedges and just turned the hedges out of our free cash flow going forward, but that wouldn’t have given us the operational diversity of the Stone deal. It wouldn’t be the economic value of the Stone deal and you’ve got to realize from the standpoint, Larry, and as well as everybody else, there’s a lot inside of the assets of Stone that aren’t being maximized and so forth because they’ve been distracted. They’ve have a tough year of SEC investigations and things along those lines, hurricanes. I mean you couldn’t ask for a worse year and a worse, more distractive situation and I don’t think the Stone assets are being valued correctly. I know everybody has got their — they don’t see a lot of the opportunity that we see by just not taking any risk at all, just getting the work done. And so, the — if it didn’t have that value component to it, we certainly wouldn’t have traded our equity for theirs.

At the same point in time, the elegance of being able to buy in the hedges and thinking about it as debt and just be in a situation to enjoy or the free cash flow that we’ll have in this company going forward and not have the variable accounting associated with hedging and not have the drag on our oil and gas revenues that have shaped (ph) I think in the past is very important to this company.
LARRY BUSNARDO: OK. Just going back to this share buyback program, is the plan for the remainder of this year, because on the PXP side, obviously, you still have some pretty significant free cash flow, do you still buy back stock later this year? Or is the plan to focus more on debt this year and focus more on the share buyback on the out years?
JAMES FLORES: Well, think about it this way, we get a lot of free cash flow out of Stone, as well, and when you combine them both together, we have this year and if you take the next three year’s cash flow, which is basically, taking ‘06 and amortizing in the next three years, you come to a really big number. And the thought of us deleveraging our company over the next three years to zero to an all cash is not in the cards here. We’re either going to be buying in a lot more stock or have a lot more assets with all that free cash flow.
LARRY BUSNARDO: OK. Is there a break up fee involved?
JAMES FLORES: Yes, there’s a break up fee.
LARRY BUSNARDO: How much?
JAMES FLORES: I think — (INAUDIBLE) for. $43.5 million.
LARRY BUSNARDO: OK. And then, just quickly, just on the Stone assets; could you just highlight what the key shelf assets are currently? And where you think what the timing is of getting some of that production back online? Is it going to be — is it later this year? Or is some of that going to be pushed off into next year?
JAMES FLORES: Well, we won’t be in control of that until closing, Larry.
LARRY BUSNARDO: OK.
JAMES FLORES: And the Stone guys are doing it — they’re doing a job of working all this stuff and — the other big thing on this thing, from the standpoint of the amount of work we have to do and growth, growing the business, and just with the capital budget, as we see it, being 60 percent of the cash flow, it’s still large and we’re going to need a significant amount of all the employees between the two companies. There will be synergies and so forth, but they’ve got a lot of work to do this summer. We have our own work to do and put it together, we’re able to close this thing in the third quarter in time to get budgets ready to go for ‘07, that’s why we put some ‘07 guidance out where we see this business pretty healthy come Jan. 1, ‘07 with taking the free cash flow and getting our balance sheet in good shape and just getting the work done just some pretty reasonable production levels on a per share basis where you get more production per share, that’s increased eight — 10 percent per share and 35 percent increase in overall company realizations. The future couldn’t be brighter in regards to what we think we can accomplish without a whole lot of change of business plan either, with Stone or here, is just being a little more mindful of some of the risk and balancing of the exploration sites so that we continue to return as much return to the shareholders that we can either in the share purchase or debt repayment or more assets and more barrels.
LARRY BUSNARDO: OK. Thanks, Jim.
JAMES FLORES: OK.
OPERATOR: Thank you. Your next question is from Andrew O’Conor of Wells Capital Management.
ANDREW O’CONOR, WELLS CAPITAL MANAGEMENT: Morning, gentlemen.
JAMES FLORES: Morning.

ANDREW O’CONOR: Jim, wanted to know you’re estimating pro forma capital expenditures of $900 million to $1 billion for 2007. Where would these moneys be spent? Or can you portion it total by geography? Or by projects across the combined portfolio?
JAMES FLORES: Yes. We also filed it as an 8-K about a dozen slides that kind of depict our operation view in ‘07, so I’ll kind of refer you to that, as well, and it says, it’s 30 percent in the Rockies and Texas. And with Rockies, we’ve kind used west Texas — we have 20 percent of that in California and 50 percent being in the Gulf of Mexico.
ANDREW O’CONOR: OK. And then can you further elaborate about the synergies you see across the combined portfolio of assets?
JAMES FLORES: Well, the synergies, I mean, obviously, with California, there’s no synergies there. We have Eagle in the Green River Basin, which is — we feel is a Jonah little brother and so the Jonah Pinedale Eagle complex in the Green River Basin, we could become a dominant producer over time which is probably the real exciting part on the long term basis of the Stone PXP combination. The Middle Bachen (ph) and Montana with the huge amount of acreage that Stone has is a — let’s call that a very exciting curiosity at this point in time for the PXP shareholder. And then, you move back in the (INAUDIBLE) Basin with (INAUDIBLE) Butte and (INAUDIBLE) Dugout and some of the other things that we’re doing at Howard Ranch. All of those things are going to take time to mature, but those are all great potentials that we’re going to be mindful of and make — and see if they want more capital and how to commercialize those as much as possible.
Then you look in the Gulf of Mexico and we’re looking at this predominantly Stone operation and again, if the Stone operation was cranking along at 280 — 300 million a day, full tilt, it wouldn’t be as appealing to us as it is at a third of that. And the Gulf of Mexico from a standpoint of drilling your way into the Gulf of Mexico or on the service side or the shelf side is not the easiest thing in the world. Having been there most of my oilfield career and feel like we can find windows of opportunity and had to do it at $17 and $18 oil, I just — maybe I’m overconfident, but I think at $75 oil, I think we can make a few bucks there. So we’ve got some plans and maybe a little different way of thinking about it than most people and we’ll just see how they work out, but we’re confident at this point in time we can make a lot of the business on the existing assets.
What we’re most excited about in the Gulf of Mexico is the way our deep water portfolio is maturing and the thought process of waiting several years, (INAUDIBLE) shareholders for that cash flow is probably doesn’t make a whole lot of financial sense on a stand alone basis, but in a combination of an improving production profile on the base Stone assets over the next three to four years, as well as a robust supplement of deep water oil flows and when you turn the Gulf of Mexico into a multi-decade type business with types of returns, that’s something we’re very interested in. Now I know that’s a lot of concept right now with what you can see in our presentation and so forth and we hope as early as this fall or maybe as late as the spring of ‘07 to be rolling out some definitive plans behind developments and so forth and post our drilling season this summer that will put some numbers and hard data around that that will get everybody comfortable. So the complimentary and the synergies is really in the Gulf of Mexico between the two companies.
LARRY BUSNARDO: OK. Thank you very much.
JAMES FLORES: Sure.
OPERATOR: Thank you. Your next question is from Bruce Wilcox of Cumberland Associates.
BRUCE WILCOX, CUMBERLAND ASSOCIATES: Good morning. I have to say it’s the strangest share repurchase program I’ve ever seen. I’m curious on the production estimates, what’s the start date for this 100,000 to 110 — I mean is that — that’s assuming like a third quarter close and that would be what the year ‘07 would look like?
JAMES FLORES: Correct, Bruce.
BRUCE WILCOX: And can you — we had current run rates, what would the combined entities full year — is that — what would the full production look like?

JAMES FLORES: Well, I think of the current guidance and so forth right around that same level. Being not in control of Stone’s effort until — not owning it until sometime in the third quarter, the asset, we didn’t feel like it was appropriate for us to put out combined ‘06 guidance. But you can use somewhere around those numbers as kind of a profile for what we see and if you just use 200 to 220 and then for those guys and somewhere in the middle 60s for us, it’s kind of a — you get around 100,000 barrels a day pretty easy. So it’s not a big jump to get to this stuff in ‘07, but we just don’t want to — we don’t want to be in a situation that — we want to see how the work goes and see where we end up. I mean there’s models (INAUDIBLE) we could be significantly improved above this, but we’re — the key is making sure that we get to these types of levels and we see the double digit cash flow per share numbers in ‘07 and ‘08 that we enjoyed here in ‘06 due to our higher realizations. And so, we don’t have to have a whole lot of production growth to be 50 or 60 percent accretive in ‘07 — ‘08 on cash flow and be able to use that cash flow for the share repurchase programs that we talked about.
BRUCE WILCOX: OK. And just how are you going to book this — the $600 million for the retiring the (INAUDIBLE)? Is that going to show up as a funded liability on the balance sheet?
JAMES FLORES: (INAUDIBLE)?
UNIDENTIFIED FEMALE: Yes. Once we’ve fully taken that, right now, they’ve taken — we can expire them as the original contracts were in place, but we will probably just — it will be a funded liability. It was already on the balance sheet in the derivative liability.
BRUCE WILCOX: Right. That was equates to like, I think, it was a 480 number in the last balance sheet.
UNIDENTIFIED FEMALE: That’s right. (INAUDIBLE) has just gone up since then.
BRUCE WILCOX: OK. Will that change over time? Or is this now a...
UNIDENTIFIED FEMALE: No. That is ..
JAMES FLORES: That’s a fixed liability now.
BRUCE WILCOX: It’s fixed. OK. Well, congratulations and thank you.
JAMES FLORES: OK.
OPERATOR: Thank you. Your next question is from Timothy Swift of Execution, LLC.
DUANE GRUBERT (ph), EXECUTION, LLC: Actually, Duane Grubert (ph). Hey, Jim, is your ...
JAMES FLORES: I was about to say, Duane (ph), you’ve got somebody else over there now?
DUANE GRUBERT (ph): No, no. He’s my associate. He’s pretty sharp guy, too, you’ll have to meet him. Anyway, you mentioned your capital budget splits a little bit. I’m wondering can you just chat a bit, does your focus on California change at all or are you wanting to send a message, full speed ahead, nothing changed, this is just A and B? And the other answer directionally is, we’re reconsidering what’s been happening in California and we will be shifting our emphasis to our new prospectivity?
JAMES FLORES: Good questions. Think about it this way, at the high end of the range, it’s still $200 million going to California; 20 percent of $1 billion. And in that case, I mean that’s a more than fully funded program. The thing about California that’s becoming more and more apparent, the capital we put in ‘05 shows up in production responses in late ‘06. So it’s the delay. So I think California is going to be looked at as a fully funded effort development and we’ll send them their $150 to $200 million a year capital which is probably more than they want or need, from a standpoint, continue to challenge them and we look forward to getting the 56,000 barrels a day back at these realizations. So the returns are fantastic, just the ability to accelerate that spending and growth in California is limited. So we’re looking forward to the Rockies and our growth in the Gulf of Mexico to be opportunities for us to take some of that capital and spend it on higher growth areas.

At the same point in time, under any of these commodity price scenarios, there’s still plenty of capital to accelerate other areas, if need be, once we feel like our balance sheet is in good shape and if we don’t see those areas, our discipline hasn’t changed. It’s not like we’re doing a lot of things that we haven’t done before and we’ll just — going to buying in shares. So I mean the investment balance is still the same from our perspective, we just have more opportunities to evaluate. I wouldn’t say spend money on, more to evaluate because if — we don’t like losing money any more than anybody else, so we won’t take a whole lot of pain strategically before we turn around and start internalizing and buying in shares.
DUANE GRUBERT (ph): OK. And in terms of cost synergies, have you quantified any operating cost synergies?
JAMES FLORES: In this field, kind of relative to the early question about synergies, we’re going to need the footprint that Stone has put out there just to evaluate and also be able to execute on our plans of growth and evaluation on the base of our reserve, our production basis and we’re looking forward to that. There will be some synergies on the back office and things like that and redundant public costs, but they’re not going to be very significant when you’re talking about the amount of business we have to execute on. We’re going to need the folks and the assets and they’ve done a good job, it’s just they’re in a cycle of maturity that they are a few years off of realizing the value of their assets on the present pace. We think we can accelerate that, move that forward. At the same point in time, we’ve created a lot of long term value, so we’re very excited about the next three years of value that the Stone assets can provide. So that type of marriage and our ability to bring forward the long term plays like Eagle deep water, our real estate portfolio and T Ridge are going to be important to everyone.
DUANE GRUBERT (ph): All right. Thank you very much.
JAMES FLORES: OK.
OPERATOR: Thank you. Your next question is from Wei Romualdo of Stone Harbor.
WEI ROMUALDO, STONE HARBOR: Hi. What about — two questions. What about financing? What do you intend to do with I believe the Stone bonds have (INAUDIBLE) — do expect them to be (INAUDIBLE)? Do you have financing lined up? And also, on — the second question is on the hedges. In your press release, you talk about full exposure to the commodity price also protected on the down side. Now do you only have after the deal, a pro forma for the deal, do you only have 85,000 barrels per day hedged? Or do you have closer to that pro forma production number because there’s some Stone hedges? Can you just clarify that? And that’s it.
JAMES FLORES: OK. Well, as to the hedges, I mean I’d refer you to all the detailed data, but in macro sense, starting January 1 ‘07, there won’t be any colors or cash for the upside, it will strictly be the floors going forward and our articulated strategy there is 50,000 barrels a day at $55 a barrel. We have that accomplished in — here in ‘06 — ‘07 and we have about two thirds of that done in ‘08 and we’ll be layering those on.
As far as this year, we’ll be either assuming the Stone hedges or cash them out, right now I think they are $20 million in the money, so I would assume we would be taking that $20 million at time of closing if things are still looking the same. And when it comes to refinancing, we will be looking at all of the attributes of the bonds and the covenants packages and so forth, obviously, on a change of control and I’m sure the bonds will get put to us and we’ll have to deal with those off our existing credit facilities or other instruments.
OPERATOR: Does that answer your question, ma’am?
WEI ROMUALDO: Oh, yes. Thank you.
OPERATOR: Thank you. Your next question is from Joe Allman of RBC Capital Markets.
JOE ALLMAN, RBC CAPITAL MARKETS: Morning, Jim. Good morning, David.
JAMES FLORES: Morning.

JOE ALLMAN: Could you guys talk about the plans for deep water drilling over the near term?
JAMES FLORES: Yes. The plan for deep water drilling right now, we articulated in our slide presentation. We have probably the most exciting portfolio that anybody can ask for with Big Foot delineation going on right now. We’re a couple of sidetracks into that. Our Caesar well is nearing TD, Friesian (ph), we’re drilling on that at this point in time with Shell and Grand Cayman and (INAUDIBLE) will start in the next 30 to 45 days. So as far as — we’ll know a lot about that come time of close in October and if we make a bunch of discoveries here this summer, then we will be able to rollout what the integrated plan is going to be of capital and that type of thing and how the Gulf of Mexico will continue to be a big part of this business. And the aspect of that for this company, on a combined basis, plus all of the blocks, plus all of the seismic and so forth, now that we feel like we’ve kind of — we have seen the Holy Grail of opportunities around there, we’re looking forward to levering the technical ability of Stone and levering the technical capabilities of their assets on the seismic side to bring more of those values to our combined shareholders. Not to mention, the development in the Rockies and I think you’ll hear a lot more about the Rockies in ‘07 about things that they had underway and going and things that we will have some more technical opinion on, as far as the commerciality of it.
So this year, it’s going to be a lot about the Gulf of Mexico and the deep water drills and then, also the return of production excellence that the Stone assets have enjoyed the past 15 years. And then, we’ll start ‘07 with a new round of exciting opportunities I think will be dominated by the Rocky Mountains.
JOE ALLMAN: And a separate question, in terms of the shareholder lawsuits that are — have been filed against Stone, how does that impact this transaction, if at all?
JAMES FLORES: Well, as you can quite imagine, there was a lot of due diligence put around that aspect, so I really can’t comment on it, but they’ve just done a excellent job of quantifying the situation and they’ve got a significant amount of insurance protection and we’re very comfortable with the risk at that point in time.
JOE ALLMAN: OK. And then, maybe you covered this earlier and I apologize if I missed it, but could you talk about the background of this transaction? How you guys came towards this point?
JAMES FLORES: (INAUDIBLE) I was looking for a CFO. I just wanted to see Ken Beer’s face when I said that. No, it’s a little more complicated than that, but we’re excited about having Ken join the firm on close of the transaction and bring his expertise and thoughtfulness to the company. So we — that was really a windfall in the transaction. The aspect of looking at ways to turn the Rocky Mountains into a business around what we think is some really good potential stuff and (INAUDIBLE) long dated oil properties out of California and the cash flow and so forth, as everybody knows, we’ve taken a longer view of projects and we’re patient develop big projects and good value and in what as the crude oil prices continue to prove that waiting to buy out the hedges continues to become more and more of a problem and wish we could buy them out at $25 a barrel and have oil go to $70 right after, we’d look real smart, but continue to become a (INAUDIBLE) variable accounting and we would continue to look overlevered and it would continue to work through those issues. And looking at the Stone situation with the delayed production in the Gulf of Mexico and being able to think we’ve found some pretty interesting pearls of wisdom out there through our drilling in the deep water and some other areas there, it turned out to be kind of a nice fit. I know it was probably premature from Dave and Stone’s point of view, as they are trying to mature a lot of really great plays, trying to convince those guys to sign on between our cash flow, their maturing plays our Gulf of Mexico position, theirs and get a CFO in tow, it just kind of all fell together.
JOE ALLMAN: So you guys approached Stone? When was that?
JAMES FLORES: Oh, I can’t go into all of that, John (ph). I mean I’ve known Jimmy Stone all of my life and drilled wells in and around his partners. So I mean I could have approached him a hundred thousand times.
JOE ALLMAN: Got it. All right. Thank you.
JAMES FLORES: OK. Thanks.
OPERATOR: Thank you. Your next question is from Kelly Krenger of Bank of America.

KELLY KRENGER, BANK OF AMERICA: Good morning. Just two questions; one is kind of a follow up to the prior question about the bonds. Is this going to be structured such that it will be (INAUDIBLE) your control on the Stone bonds?
JAMES FLORES: Yes.
KELLY KRENGER: OK. And then, second question, have you guys had a chance to run this by the agencies or talk to the rating agencies and get their kind of two cents worth on it?
JAMES FLORES: I don’t want to comment on that. Our aspect of the rating agencies and we talked to them, somebody in their organization may have to talked to them and given the head’s up or (INAUDIBLE) kind of in their world, but we will be talking to them very soon and so forth and we have a great relationship with S&P and Moody’s and they understand our credit profile and Stone’s credit profile of high cash flow is going — will need to be well received at the end of the day for what we’re trying to accomplish.
KELLY KRENGER: OK. Thank you.
OPERATOR: Thank you. Your next question is from Matthew Jones of Catalyst Fund.
MATTHEW JONES, CATALYST FUND: I just wanted to ask if there was a competitive auction or there were other bidders for the Stone assets.
JAMES FLORES: I wouldn’t know.
MATTHEW JONES: Dave, are you on the phone?
DAVID WELCH: Yes, I’m here. There were certainly a process that we went through and at the end of the day, the board felt that this was the best deal for the Stone shareholders and that’s why we happy that we’ve been able to affiliate with Plains.
MATTHEW JONES: Thank you.
OPERATOR: Thank you. Your next question is from Rehan Hashid of Friedman, Billings, Ramsey.
REHAN HASHID, FRIEDMAN, BILLINGS, RAMSEY: Morning, Jim. Definitely like the aggregation of assets, the mix in the long and short life assets, but quick couple of mechanical questions maybe. The — in your 8-K, you talk about a $46 per barrel margin; that is pretax, I presume?
JAMES FLORES: Yes, that’s pretax and use the tax inputs for this acquisition, we preliminarily looks like we have some pretty significant tax advantages with the hedge buyout, the (INAUDIBLE) NOL and the way the accounting for the transaction, it will be several years before we’re paying any significant cash taxes. So when you look at our cash flow number, it can be used for debt repayment or share repurchase (INAUDIBLE) kind of number for the next few years.
REHAN HASHID: Perfect. And the strip as of yesterday should give me the (INAUDIBLE) used?
JAMES FLORES: Yes. Exactly.
REHAN HASHID: OK.
JAMES FLORES: I think it’s got the strip right below it and it’s 7343 (ph) and 1028 (ph) on the natural gas.
REHAN HASHID: Perfect.

JAMES FLORES: And that’s the relationship and obviously, that percentage will be pretty fixed, it will just move up and down as the commodity prices on all — the effect of the amount of production we have hedged.
REHAN HASHID: Got you. And in the 8-K in the bar chart, I can roughly guess what next year’s production will be on a pro forma basis, but do you have an exact number that you’re trying to illustrate here?
JAMES FLORES: In the press release, we’ve put in there pro forma of 100,000 to 110,000 BOB a day.
REHAN HASHID: Is that for ‘07?
JAMES FLORES: That’s for ‘07. That’s correct.
REHAN HASHID: OK. And I know a lot of Stone’s production is down; do you assume that it goes back to the 250 — 260 number before the hurricanes?
JAMES FLORES: We have a lot of scenarios there that are lower and higher to that number, so just — that’s why we want to focus on ‘07, ‘06 is going to have a lot of turbulence with the transaction. I can’t compliment the Stone guys enough for what they’ve had to accomplish in a very difficult business environment and we’re hoping to add to those capabilities and that’s going to be a very good area for us to add production and add volumes to our work this year. So we’re focusing more on the ‘07 number and obviously, we tighten that number up or expand it, as need be, when we get closer to ‘07 when we kind of know where we are.
REHAN HASHID: No problem. Question for Ken or David, are the deep shelf well that was drilling, we talked about that in the fourth quarter conference call, got positive indications, any additional information on that?
DAVID WELCH: I can just — I can give you a little bit of info on that, Rihan (ph). We have — one of the wells that’s been a big success, that’s a Chevron well, with Marsh Island and the others have not logged any pay that we consider to be commercial at this point.
REHAN HASHID: So the one that’s Chevron is something that has — you said it was a success?
DAVID WELCH: Yes.
REHAN HASHID: OK. Good. Good. And on the balance sheet, it says end of the year 40 to 50 percent. What is it right now? The debt to book (ph) cap?
JAMES FLORES: Well, if you look at it strictly with the hedge buyout on a stand alone basis, you’d be in the mid 60s.
REHAN HASHID: OK.
JAMES FLORES: When the transaction closes, you be in the low 50s and then, just assume in the free cash flow of positive that, then we’ll end up ...
REHAN HASHID: ... (INAUDIBLE). One last quick question for Ken. What NOL’s did Stone have on it’s books at this point in time?
KEN BEER, CFO, STONE ENERGY: If you look in the 10-K, we had a somewhere a little north of $140 million of NOL’s.
REHAN HASHID: $140 million.
KEN BEER: Those can be utilized, albeit there will be some restructuring.
REHAN HASHID: Got it. Got it. Got it. OK. And Dave, you did say there were other competing bids, at least you went through the process. I mean has that been going on for a while? What were the — not talking about anything specific, but conceptually speaking, what did you pursue? Is that a discussable item?

KEN BEER: Yes. Actually, let me jump in. That’s something that really will be laid out in the proxy statement which will be coming out, so why don’t we just look to have that be the document that we lean on?
REHAN HASHID: No problem. Thank you.
OPERATOR: Thank you. Your next question is from Ken Carroll of Johnson Rice.
KEN CARROLL, JOHNSON RICE: Hey, guys, good morning. Jim, quick question; you seem to, at least in terms of talking the longer range upside focus more on Stone’s Rockies’ properties there in looking at the shelf, I know Stone has struggled of late to add reserves and production out there. Do — you tend to focus on the shelf more as just a cash cow at this point? Get that lost production from the Stone’s back online? And ...
JAMES FLORES: (INAUDIBLE). I am curious on the shelf where people can capitalize P&A and call it a company and get some cranes out there, so that might be kind of some upside if we keep selling P&A the way the other service companies are. So we don’t look at that. Who knows? You might be able to sell saltwater one day, if you can sell P&A. So anyway, looking forward to that. The shelf, yes, the shelf it’s a consolidated business and the assets are priced to consolidate. So the aspect of us coming in there and putting multitude of rigs to work, are going to drill the shelf, that’s probably not going to happen. There are some — certain individual prospects that we like that Stone was pursuing and there’s only the one off opportunities, but the — when we look at the reserve growth out of these Stone assets, it’s a few of the opportunities they have in deep water and a few — and primarily the Rocky Mountains.
So I think the surprising part of the Stone shelf assets, especially starting at this low level, is the duration of them and the execution of them and as we continue to (INAUDIBLE), you just take the cash flow and some percent of the cash flow come out of the shelf and continue to acquire bits and pieces, you can do pretty well on a rate of return basis and keep your reserves up. The big — the interesting thing about that, in effect, prices the value of our deep water wedge that’s going to become more apparent and robust, hopefully, later this year, into a long term business. So we look at the Gulf of Mexico — we’re going to look at the Gulf of Mexico as a whole and how we plan on doing it, if we have a Gulf of Mexico business with a seven to nine year RT (ph) and we have the ability to push it in the double digits, I mean that’s a pretty good business; just watch the returns that are involved as long as we keep the risk and the exposure within line.
KEN CARROLL: Got you. Got you. And just a bit of a housekeeping, you mentioned, Ken, in the release, making the move of our — (INAUDIBLE) it’s not mentioned, I assume will not be joining?
JAMES FLORES: That’s correct.
KEN CARROLL: OK.
JAMES FLORES: That’s correct.
KEN CARROLL: All right, guys. Thank you.
JAMES FLORES: OK.
OPERATOR: Thank you. Your next question is from Michael Emerald of Longfellow Investments.
MICHAEL EMERALD, LONGFELLOW INVESTMENTS: What regulatory approvals do you need? And when do you hope to close? What month?
JAMES FLORES: Standard regulatory approvals from all the agencies, SEC and so forth and we — talking kind of around the third quarter to close, but it’s strictly up to the SEC and their calendar from there.
MICHAEL EMERALD: OK. Thank you.

JAMES FLORES: Sure.
OPERATOR: Thank you. Your next question is from Van Levy of Dahlman Rose.
VAN LEVY, DAHLMAN ROSE: Morning, Jim. How are you?
JAMES FLORES: Hey, Van, nice to see you.
VAN LEVY: Nice to see you. I wanted to make sure I understand the transaction clearly because it’s a lot of moving parts. You paid 1.25 shares of your stock and at the closing, it looks like that would be about $52 per share. Is that correct?
JAMES FLORES: At closing, when we close the transaction?
VAN LEVY: No, not closing, last night’s close, opening...
JAMES FLORES: Yes, that’s the zip code, yes.
VAN LEVY: OK. And then, if you look at Stone’s PV 10 (ph) before tax it was about 2.6 billion, you back off about 480 million of debt. It’s about 2.1 million in net asset value, the shares out standing, I’m assuming are $27.9 million shares. That’s correct, this is about a $75 piece of paper.
JIM FLORES: Well it is. I mean are you talking about just proved only?
VAN LEVY: Just proved only. And so then I look at the PV 10 (ph) prices, and there are PV 10 prices for, you know, roughly 986 and 57, and clearly the market is above them right now. If the reserves are correct, then it looks like you bought a $74, $75 piece of paper for $52.
JIM FLORES: On a P 10 (ph) discount, I just wish we were selling at our P10 (ph).
VAN LEVY: Right. OK. And so when I look at it from the first standpoint, from a value proposition, it looks like you bought, you know, a piece of paper at discount, to me it makes sense because it had, you know, several years of downward reserve revisions and a lot of issues around the company. And to me, it makes sense from both sides because the company probably was locked in irons for several years.
JIM FLORES: I think you’re on the right track man. Also, you know, it’s very difficult to turn a company that had such a tight culture at Stone and open the opportunity basket, the way Dave (ph) has done in the Rocky Mountains, and the expansion there, and retooling people and offices, and so forth. Those are yeoman efforts to get done in a business that’s, you know, consolidating and being rated all the time. So that — it will be able to look at Stone’s (ph) asset as a repeatable operational return is going to be a completely different model for the Stone shareholders. And also, from a standpoint of looking at our financial performance, going forward it’s going to be a completely different model for the PXP shareholder. But the combination is a well balanced operation.
And so I think your PV 10 (ph) proved only number is a good way to think about it. But there is a very nice probable and possible wedge that we’re highly confident that we can get at.
VAN LEVY: All right, so let’s talk about that for a second, because they’ve had a lot of issues with their reserves. So, you know, I think in the last three years, they had about 135 B’s of write downs. So there’s two sides to look at it. I’m sure you’ve had Nettle (ph) and Sul (ph) go in there, how confident are you that, you know, you won’t have more downwards of revisions from their asset base and why?
And secondly, somewhere to when, I think XTO bought the End Search (ph), you know, asset, were severely written down the subsequent years. They wrote a good portion back up. You know, how confident are you that you will probables and possibles, and maybe you could quantify that.

JIM FLORES: Yes, remember a lot of the reserves that were written off, changed categories from proved, to probable, to possible, OK. So they’re just going to take the drill bit, and we’re not going to rebook them as PUD (ph) reserves, or anything like that. We’ll just — if they’re good enough to get capital, we’ll drill them on put them on this PDP (ph) reserves. So what you’re basically saying is and, you know, what our kind of strategy and why Stone is attractive, it’s not a full tilt, Gulf of Mexico, producing flat out, book to every last MCF, you know, each quarter declining at 50 percent.
I mean it’s got a traditional Gulf of Mexico decline, with a tremendous about of production that needs to come back on production. Will that change the reserve profile out there? Other than mathematically, probably not. But the aspect of us being able to make a lot more money out there, versus just capturing a falling knife is the appealing thing from our PXP shareholder. And I think the reserve growth is going to come in the Rockies and it’s going to come in the deep water, as we continue to mature that business. You know, we’ve kind of got a marriage of both sides, but the Gulf of Mexico is going to continue to be a place to make money, as long as you don’t try to go out and change the basic trends of the consolidation and also the reserve pictures getting tired.
VAN LEVY: Got you. But let’s talk about numbers, if we can for a second. You know, based on — I don’t care for Stone, but based on some of the estimates that looks like it was doing about half a billion a year in cash flow. So if you take the debt plus equity of about — that you’re buying about 1.9 billion, it looks — divided by the half billion in cash flow, it looks like about a 3.9 times cash flow. So that, you know, to me looks pretty cheap on the service, again, assuming the reserves are there.
Most of the analysts, and I think this is really an interesting aspect that ties into your hedging, but most of the analysts are using kind of a $9 price deck, maybe even lower, so that 500 million in cash flow if we stay in this kind of stop environment, could indeed be low. And, you know, maybe you picked this up for three-and-a-half or pushing three times.
The second thing I want to understand, I know you ran through the math, is if you take your base case cash flow of plains, you undo the hedges, but then you run it at the strip, and you add it to the 500 million in cash flow, I know you’ve done this. I’m coming up somewhere with about, you know, 1.4, 1.5 billion in cash flow, is this in the range?
JIM FLORES: It’s what the math shows.
VAN LEVY: And if you divide by $113.8 million shares.
JIM FLORES: I didn’t go to two lane like you did, Van (ph), but I probably would have said the same thing.
VAN LEVY: Right. OK. So let’s take ...
JIM FLORES: I couldn’t help but to...
VAN LEVY: Let’s take half — you know, 1.5 billion divided by 113.8, that’s $13 a share in cash flow. And if you have no hedges, and now you’ve locked in your cost structures, so you have kind of a manufacturing company over the last, next, you know, three years or so, with the long reserve life, it seems to me that you should be able to get a six times multiple like most people — at least a five times multiple.
JIM FLORES: Well the aspect of that’s what you get when put the repeatable, you know, components with the financial performance. And, you know, you look at it, the power of this combined organization and our ability to deploy that capital and get returns is — we had a track record of that and we had the assets to do it. And we used financial discipline for a long time. So the aspect of having that — all of the tools and a good seasoned management team and Ken (ph) joining us and so forth, we’re very excited about the future and see what the opportunities, you know, hold.
VAN LEVY: OK. Last question, what percentage of the acquisition will be allocated to acreage or unbooked probable reserves, et cetera.

JIM FLORES: I don’t think we can disclose all of that, but it’s not going to be that much.
VAN LEVY: OK. Great. Thanks.
JIM FLORES: Thanks, Van (ph).
OPERATOR: Thank you. Your next question is from Patel Molchanov of Raymond James.
PATEL MOLCHANOV, RAYMOND JAMES: Just a question that’s a follow up on the comment about $50 oil assumption that I believe Jim made earlier. In running the economics for the Stone acquisition, what types of price deck implicitly or explicitly was used?
JIM FLORES: Let me be clear. We’re — I said we’re very positive on long term oil prices being above $50 a barrel, OK. So the aspect of using floors at $55 a barrel is a very conservative case, but allows us to continue to run the business with leverage. So it points towards the cash flow numbers, just take Van Levy’s (ph) cash flow numbers he came up with. You know, if we have that type of cash flow for three years, and the cap ex budget that we disclosed there’s a lot of free cash flow there. And either we’re going to be deploying that in more assets, and more cash flow and more barrels per share, or are we going to be reducing the share count.
So that’s where we come up with the aspects — I mean the thought process of oil being at $75 right now, who knows where it’s going to be. It may be at 100, it may go down to 50. But the aspect of us having floors at $55 and having a business with assisted (ph) returns, then we’ll take the free cash flow as the commodity price delivers it to us with some good operating results and do the right things with it. That’s more the model from that — from our standpoint.
PATEL MOLCHANOV: OK. Thanks very much.
JIM FLORES: OK.
OPERATOR: Thank you. Your next question is from Amine Benali of John Hancock Advisors.
AMINE BENALI, JOHN HANCOCK ADVISORS: Yes, hi, thank you. A lot of my questions, obviously have been answered. But I still want to stay within the concept of the Gulf of Mexico. So given the range of risk inherent in many of the Stone energies, and there’s deep water, and there’s conventional, can you tell us how much of the Gulf is actually deepwater? How much of the acreage that they have. I mean it’s a very significant position that they have in the Gulf, how much of it is deepwater, and how much of it is shelf conventional? Hello?
JIM FLORES: I said think about it this way. The Gulf is the Gulf, and once you get wet, no matter how deep you are, you’re still wet, and you’re in a boat. So it’s just cost and so forth. So when we think about it, we think about it from a standpoint of production profile in the Gulf of Mexico that’s traditional. You know, when the Gulf was first discovered 50 years ago, it took forever to put a platform in, in 20 feet of water, and it took for it to get along. So it was nothing to have a RP ratio in the Gulf of Mexico 10 years. OK.
As we look at the Gulf of Mexico on a combined basis with Stone especially the way production volumes are now, and just keeping those flat for a while, as well as the deepwater discoveries, as well as any potential on the acreage, and kind of running that as a business, I could see a situation where our RP (ph) ratio would get back up in the double digits. And you’re looking at a repeatable business with great returns, and that will be strictly on a development side.
If you want to factor in and risk the possibles, and so forth, we really don’t buy transactions based on that. You know, we can create all of the possible potential on our own. It’s really the development potential and the cash flow potential and putting us in a position to have repeatable returns, which makes the essence for a transaction. Therefore, when we look at Stone, yes, it’s got a lot of optionality (ph). It’s got a lot of optionality (ph) in the deepwater. It’s got a lot optionality (ph) on the shelf. It’s got a lot of optionality (ph) in Rocky Mountains.
Our goal here is to work with the Stone people as well as ourselves, with our own technical disciplines to reduce that risk to the corporation and therefore, the shareholders, and deliver consistent returns. So we will be grinding down on the operating risk, as much on the Stone assets, as we do on our own to have the type of success that we’ve had in the deepwater and that you’ll learn more about this fall. So we’re excited about the optionality (ph) but very sober about the discipline in managing the risk, because we feel like we have a wonderful combination based on what we have today. And if anything else shows up through our work in the next six to 24 months beyond, just Pinedale Jones (ph), the Rockies and the Balkan (ph) and what we know about in discoveries in the shelf with them and also us in the deep water, we’re going to be way, way ahead of what we — what our projections are.
AMINE BENALI: Thank you very much. Thanks.
OPERATOR: Thank you. Your next question is from David Heikkinen of Pickering Energy Partners.
DAVID HEIKKINEN, PICKERING ENERGY PARTNERS: Good morning, guys.
JIM FLORES: Good morning, David.
DAVID HEIKKINEN: Kind of top level question first. On a stock deal, basically, Jamie (ph), you’re saying that the Stone equity is more under valued than the PXP equity, is that a fair characteristic?
JIM FLORES: I don’t know if I said that David. That was a discussion — he was — the discussion with the other phone call was that we got it at a discount to their PV 10 (ph) and I said yes, but we’re selling at our PV 10 (ph) either.
DAVID HEIKKINEN: Yes. So (INAUDIBLE) deal, it looks like you’re paying — I mean I — if PXP could be worth $60, that’s inferring that Stone would be worth 75, which was effectively not even PV 10 still for PXP. So I’m trying to get to the point of stock for stock you guys are paying up a little bit because you’re using your stock?
JIM FLORES: Yes, it was — exactly. I mean you’re thinking about it from a standpoint, if we didn’t feel like the stone assets were not only undervalued in the situation of the market today, but also undervalued in what we saw in the Rockies and some of their assets in the Gulf, you know, operationally, we could ask some — you know we could bring that value forward, we wouldn’t do the transaction.
You know, the other aspect is from the standpoint of whether we’re valued at PV 10 (ph), the value of what we feel like we’re trading in the long dated model is definitely not recognized in the PV 10 (ph). We don’t even have all of our reserves on a proved basis really recognizing the PV 10 (ph) because of our long reserve life. And you start thinking about it from a standpoint of financial performance here in the near term, David. You know, when you think about the Stone deal out — or the PXP hedge buyout outside of the Stone deal, that’s where you got that 65 percent debt to cap number. And then when you add back in the Stone equity you get 53 and you end up with the financial flexibility. And if you use Van Levy’s (ph) number of what $1-and-a-half billion of cash flow the next three years, and you look at a, you know, outside the box $1 billion budget, I mean you’re talking about $1-and-a-half billion worth of free cash flow that basically funds the debt. And we’d never delever the company so there’s no reason to do that. We would be using that to redeploy into assets or stock and we it becomes that we have a lot of confidence in, basically what we have today beyond the optionality (ph).
DAVID HEIKKINEN: Yes, taking a step back from the cash flow aspect, can you talk a little bit about how the strategic sense of, you know, how it fits now and into the future, are there divestment opportunities. I mean how do you think about the strategy just beyond the valuation and cash flow aspect of the deal?
JIM FLORES: Well the strategy aspect is going to be deploying our capital into these assets and into the assets we have to grow that production and reserves of this company, all right. There aren’t any divestitures planned. We’re not spending — we’re not planning on spending all of our cash flow. We’re somewhere spending 60 percent of it. So in a case of financial deleveraging or having the opportunity to purchase stock, if the commodity price gives us that opportunity we will do it, and the stocks continue to be discounted, 30, 40 percent to the — or 20 to 30 percent to the strip (ph), I mean you get an opportunity to do that, as long as you sell them barrels at the strip (ph).
The problem is, you don’t have an opportunity to do that, when you’re not selling barrels to the strip (ph) and you’re a full tax payer. So if you’re hedged 30 percent at $37 and you’re a full tax payer, you really don’t end up with a lot of free cash flow to buy at the strip (ph). Now if you’re selling barrels at the strip (ph) which is up 35 percent from your previous hedge position and your taxes are deferred because of some of the NOL’s that were credit in the transaction, as well as some you inherited over the next three years, you can buy a tremendous amount of stock with those dollars, that aren’t effected by the hedges, or are full taxpayers. And so that’s going to give us a lot more financial flexibility to accelerate the cash flow on a per share basis, either by reducing the shares or growing the business. But the overall operating strategy is to continue the growth of the business.
I mean we’ve looked at the 350 percent share gains in spite of our hedge policy. We’re looking forward to what happens the next three to five years, without that regressive hedge policy and a more balanced operating model. I think for our opportunity set to be expanded this way. At the same point in time, we reached financial freedom, at least on an operating, an ongoing basis is the dawn of a new day for this company. We’re very excited.
DAVID HEIKKINEN: Also staying at kind of a high level before, David, when you — I was a little surprise, no change in the board, no board seats for Stone on this transaction, how did that work out?
DAVID WELCH: You’re asking me?
DAVID HEIKKINEN: Yes.
DAVID WELCH: Well I’ll tell you what, part of the reason we were very interested in Plains, is we think they have a great management team. We think they’ve got a good board, and are making good quality decisions. And our board was just comfortable with the fact of letting Plains continue to operate with a small board that’s quick and nimble.
DAVID HEIKKINEN: OK. And then, going back to the per share metrics, Jim looking at the new production guidance, the low end of the range of the combined companies is still 100,000 barrels of oil equivalent a day. High end goes from 115 down to 100. So per share production combined is about equal. Per share reserves dropped, you know, looking at free cash flow each company on a per share basis it’s ...
JIM FLORES: David, I think you need to sharpen you r pencil a little bit, you’re low on the per share basis production. You know, you’re...
DAVID HEIKKINEN: I mean you had 80 million shares out and 67 to 77,000 barrels of oil equivalent a day for PXP?
JIM FLORES: I’m not going to argue the math with you, I’m just saying our math shows it differently. We can get into the inputs later, because we’re somewhere between five and 10 percent on a per share produced barrel accretion. OK so we’ll tighten your math up and I don’t want to get into the debt to cap 65 percent, versus 53 percent, so let’s — I just want to caution all of the analysts to make they talk with Scott, make sure they got their numbers, (INAUDIBLE), and make sure we don’t put out anything that is — that’s not factual standpoint. We’re happy to have opinions and so forth, but we want to make sure the facts are right. So let’s worth through that math offline and make sure you got the right numbers.
DAVID HEIKKINEN: OK. So are you angry Jim?
JIM FLORES: Why would I be angry?
DAVID HEIKKINEN: I don’t know your tone just changed, I was curious.
JIM FLORES: No. I just want to make sure, because we’ve had this happen on these transactions and it confuses our investors. And my job is to make sure the investors have the straight information. And when somebody says that’s some wrong information, David, I just want — I want to make sure that I caution them.
DAVID HEIKKINEN: Yes, so...
JIM FLORES: David, let me ask you, are you angry?

DAVID HEIKKINEN: No, not at all.
JIM FLORES: OK. Good. Then we’re inline, let’s go on and continue to discuss the transaction.
DAVID HEIKKINEN: On a per share metric, you see growth on free cash flow production and reserve per share?
JIM FLORES: Not on reserves per share, because obviously we have a lot more reserves than they do on a per share basis. We have strong — it’s more on a reserve potential going forward. We see, you know, good growth in the different areas that we depicted in the 8K, that — and then on a production basis, we have an opportunity to grow on a per share basis in the next three years (INAUDIBLE) Stone combination that we didn’t have on a standalone basis, or comfortable with, obviously. And then, on a cash flow basis, yes, obviously because we bought in the hedges, and then it’s accretive on (INAUDIBLE).
DAVID HEIKKINEN: Yes, without the hedge accretion, or buy in, then you wouldn’t have seen the free cash flow growth is that fair?
JIM FLORES: It’s probably 75 percent of it.
DAVID HEIKKINEN: OK.
JIM FLORES: The interesting question David is whether you would buy Stone without the hedge by it.
DAVID HEIKKINEN: Yes.
JIM FLORES: Then we wouldn’t have the hedge by it. And I’ll tell you from an operating standpoint, I probably wouldn’t move into the Gulf of Mexico just strategically thinking but in the aspect of where they’re positioned, and how their situation is positioned and then you get basically the Pinedale Jonah (ph) exposure at a very cost effective basis. It would still be a reasonable transaction for PXP shareholders if we didn’t have the hedge buy in opportunity, I’ll call it at this point because it’s behind us.
DAVID HEIKKINEN: Yes.
JIM FLORES: But with the hedge buy in opportunity, I’ll call it at this point, because it’s behind us. But with the hedge buy in opportunity, I think the situation of that becomes an opportunity for the PXP shareholders, because I feel that we can create a lot more value on a much more timely basis, than waiting several years out for the hedges to expire.
DAVID HEIKKINEN: I definitely agree with that. That definitely created value.
JIM FLORES: Right.
DAVID HEIKKINEN: The other final question did I miss any comments on pathfinder when you went through all of the wells that we’re drilling, Jim?
JIM FLORES: We didn’t comment on pathfinder. I think it’s industry knowledge, but that’s a dry whole but we’re not operated there. David, that’s one of the interesting things about this deepwater portfolio with the top operators that we have, you know, they handle all of the press releases. We’re really not in control of any information and that stuff and if they elect to put out a press release or not. But I think they’ve — it’s even filed with the MMS (ph) that there was a dry hole. I think what the confusion there was it took a long time because of the loop currents to get the anchors away and get the rig off location. And so I think a lot of people, you know, speculated there was more going on than what was happening there.
DAVID HEIKKINEN: Got you.
JIM FLORES: But we’ve been — we have not been positive on pathfinder for about 45 days now.

DAVID HEIKKINEN: OK. Just making sure. Thanks.
JIM FLORES: No problem, thank you.
OPERATOR: Thank you. Your next question is from John Mansfield of SAC Capital.
JOHN MANSFIELD, SAC CAPITAL: Good morning. Can you just walk us through a little bit more what your intentions out — in the out years, you know, ‘07-’08, how much of your production receive hedging?
JIM FLORES: With our new capital structure and our new profile, we see staying around the 50 percent level of floors. We don’t see a situation where we need to — and being, you know, more supportive of higher oil prices, it’s more of an insurance policy. And so it works to about less than $2 a barrel going out when you average it with $100 barrels a day.
JOHN MANSFIELD: And you can imagine doing most of that hedging at about 55.
JIM FLORES: Yes, we just — 55 — our cost, when you add up all of our cash costs and add differentials and add the cost of the puts, and so forth, you get a hard time getting over $30 a barrel, you know, 25 to $30 a barrel, when you add up all of the LOE and interest and so forth. So if we can lock in a $55 price at least for half our production, you know, that’s a $25 margin, I think even I can run that that business.
JOHN MANSFIELD: Let’s hope so. All right, thank you.
OPERATOR: Thank you. Your next question is from Daniel Loeb of Third Point.
DANIEL LOEB, THIRD POINT: Good morning, gentlemen. Most of my questions have all ready been answered, but I noticed a few snide remarks from people particularly the one about the nice share repurchase, which I trust you’ll do in the future. I just hope that this acquisition, in fact, I should say I trust that this acquisition will go as well as your prior acquisitions of Three Tech (ph) and Nuevo (ph) and that this little decline today will be temporary and followed by the same kind of performance, both stock wide, and performance wise as your prior two acquisitions.
JIM FLORES: Well Dan, I appreciate that. You know, you’ve been in our stock a long time, and have seen this confusion before. We’d love to lay out all of our models, and everything we see, and the value and so forth, and hopefully we can do as good as we did in the past, and kind of showing what can happen, you know, some of these transactions together, and find some assets that you think that you can bring a lot of value for it. So I appreciate that.
DANIEL LOEB: Sure, thank you.
OPERATOR: Thank you. Your next question is from Drew Figdor of Tiedemann.
Drew Figdor, your line is live.
DREW FIGDOR, TIEDEMANN: Hi, our question has been answered, thanks so much, though.
OPERATOR: Thank you. Your next question is from Noel Parks (ph) of Keybanc Capital Markets.
Noel Parks, your line is live, please unmute and proceed with your question.
We’ll move on to the next question which is from Sumit Siagal of Credit Suisse.
SUMIT SIAGAL, CREDIT SUISSE: Hi, could you tell us if there’s any protection for Stone shareholders for internal force majeure events, whether it’s for extraneous whether or for the reserve write down restatements? That’s the first question.

And second is, do you need any other regulatory approvals, other than just the SEC on the proxy and the Federal Trade Commission?
And the third part I was hoping to get was an articulation of the value proposition from the Stone side. We’ve heard a fair amount from the PXP side. Thank you.
JIM FLORES: Dave, do you want to try those?
DAVID WELCH: Yes, I’ll just comment on what we saw from the Stone side. What we see is a long lived portfolio of oil assets. We’re fairly bullish on the price of oil for the longer term. And we think putting our assets together with plains creates a very compelling entity and that’s the reason that we went forward it. We think the deal is fair at the exchange ratio and all of the terms and conditions are fair and good for our employees, and we’ll keep the entity moving forward.
What was the other part of your question that I missed?
SUMIT SIAGAL: Any protection just on shareholder for any force major (ph)?
DAVID WELCH: The agreement is fairly standard material adverse change clause that you would have in any type of merger agreement.
SUMIT SIAGAL: And regulatory approvals, other than the FTC and the SEC on the proxy?
DAVID WELCH: Jim, have you got someone that can comment that?
JOHN WOMBWELL. GENEARL COUNSEL, PLAINS EXPLORATION: Yes, John Wombwell is our General Counsel. We don’t expect any special approval other than the standards SEC and Hart Scott Rodino filing.
SUMIT SIAGAL: Thank you.
OPERATOR: Thank you. Your next question is from Ken Carroll of Johnson Rice.
KEN CARROLL: It’s actually been answered. Thank you.
OPERATOR: Thank you. Your next question is from Ellen Hannan of Bear Stearns.
ELLEN HANNAN, BEAR STEARNS: Good morning, Jim. Just a couple of quick ones for you. Have you or Stone thought about in your forecast for the production ramp up, have you tempered that at all in terms of an outlook for the summertime weather? And the second question I had you may have addressed it early on, I apologize. Do you plan a shift in the exploration program that Stone had underway?
JIM FLORES: Yes, there’s going to be a shift in a lot of things, from the standpoint, any time you integration the two organizations, the exploration program, I mean we’ll have to look at it how it melds into our thinking and so forth. We do see a lot of interesting opportunities there. We may get at them a little differently than they have, or they’ll do it a little different than us. So there’s going to be changes there.
At the same point in time, talking about weather and weather forecasting and so forth, you know, we do — we understand the Gulf of Mexico after operating there 20 years and so forth. I know everybody is very gun shy about the weather. And one of our engineers said that it takes a lot of resolute and that these — all of the Stone platforms are now hurricane tested, so I mean that’s one way to look at it.
At the same point in time, production does have an opportunity to be disrupted. We’re not opining or anything on the ‘06 guidance of Stone. We’re kind of looking forward to ‘07, with some numbers that we feel reflect a weather discount in the Gulf. We think that’s prudent. We think that will continue to be something that we will manage. I think some of the breadth and scale of this combined company will allow us to, you know, offset a lot of things like insurance challenges that Stone would have had to handle on their own. A lot of the way they deploy their capital based on a standalone basis for their credit needs, and those types of things that we can balance out. And be able to be in a situation to create more long term value or full cycle value in the Gulf versus a more defensible type plan that, you know, you just get caught in as being purely or a dominant Gulf player.
So the aspect of all of those factors weighed in our decisions and weighed in our plans, and we think we’re pretty comfortable with all of those at this point in time.
ELLEN HANNAN: Great, one final for me, natural disasters, are they excluded from the material adverse change clause? Or is there anything in there for that?
JIM FLORES: Well we’re going to file the agreement and you can take a look at it. But I don’t think they gave us a hurricane out.
ELLEN HANNAN: OK. Great. Thank you very much.
JIM FLORES: And we didn’t give them an earthquake out either.
ELLEN HANNAN: All right, thank you. Thanks, Jim.
OPERATOR: Thank you. Your final question is from Rehan Hashid of Freidman Billings Ramsey.
REHAN HASHID: Real quick question for Ken, Ken what’s the standalone tax basis for the Stone assets?
KEN BEER: That’s going to be — there’s a delta of about 800 million book versus tax. A little bit more than that, but I think that’s a good number.
REHAN HASHID: It’s lower, right.
KEN BEER: Yes.
REHAN HASHID: Eight hundred million, OK, that’s it. Thank you.
OPERATOR: Thank you. I would like to hand the floor back to the speakers for any closing comments.
JIM FLORES: All right. We appreciate everybody’s interest and so forth. I realize it’s an elegant and complicated transaction. And we’re looking forward to — we’re going to be on the east coast, we’re going to be in Boston on Tuesday and New York on Wednesday meeting with some of the different people that are holding our shares, and looking forward to explaining and enthusiastically supporting the transaction face to face.
So, please stay in touch with Scott Winters for further data. Make sure you get your models right and so forth. And look forward to seeing you guys at the close of the transaction at the end of the shareholder meeting. Thank you.
OPERATOR: Thank you. This does conclude today’s teleconference. You may now disconnect your lines. And have a wonderful day.
END